July 2, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                 Public Utilities Holding Company Act of 1935
                             Progress Energy, Inc.
                           410 S. Wilmington Street
                               Raleigh, NC 27602
                               File No.: 70-9659

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending March 31, 2001, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

         None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

         89,551

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

         None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

         None.

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 03/31/01 was $479,149,000.00. Progress Energy issued $27,583,492,000.00 in commercial paper from 01/01/01 through 03/31/01 at a weighted average yield of 6.83% under a $3.75 billion revolving credit facility. On 01/04/00 Progress Energy paid-off the $845,000,000.00 revolving credit facility draw initiated on 12/29/00. On 01/19/01 Progress Energy drew $1,800,000,000.00 on the revolving credit facility at a yield of 9.00%. On 01/24/01 the $1,800,000,000.00 draw was converted to a 30 day LIBOR based loan at a yield of 6.235%. On 02/14/01 Progress Energy issued $3,200,000,000.00 par value of senior notes as follows:

 .        $500,000,000.00 of 6.55% coupon due 03/01/04.
 .        $800,000,000.00 of 6.75% coupon due 03/01/06.
 .        $1,250,000,000.00 of 7.10% coupon due 03/01/11.
 .        $650,000,000.00 of 7.75% coupon due 03/01/31.

On 02/23/01 Progress Energy paid-off the $1,800,000,000.00 LIBOR loan using proceeds from the 2/14/01 bond issue.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
------------------------------
Carolina Power & Light Company's ("CP&L") commercial paper balance at 03/31/01 was $677,853,000.00. CP&L issued $3,393,814,000.00 in commercial paper from
01/01/01 through 03/31/01 at a weighted average yield of 6.107% under a $750 million revolving credit facility.

North Carolina Natural Gas
--------------------------
None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:


Non- Utility Money Pool: Maximum Outstanding Balances - Quarter ending 03/31/01:
-------------------------------------------------------------------------------------------------
                                            Loans to MP                         Borrowing From MP
                                            -----------------------------------------------------
Progress Energy                             $123,361,857.23
Progress Energy Ventures                    $ 50,108,558.00                      $25,302,025.17
Progress Energy Services                    $ 31,655,930.00
Progress Capital Holdings                                                       $197,770,762.00

The range of interest rates on these borrowings was 5.5% to 6.35%.
Utility Money Pool: Maximum Outstanding Balances - Quarter ending 03/31/01:
-------------------------------------------------------------------------------------------------
                                            Loans to MP                         Borrowing From MP
                                           ------------------------------------------------------
Progress Energy                             $14,724,059.98
Carolina Power & Light                      $65,291,949.57
Florida Power Corporation                   $30,325,762.13                         $61,674,237.87
North Carolina Natural Gas                                                         $43,625,590.00

The range of interest rates on these borrowings was 5.28% to 7.36%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the Act:

         None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

Progress Energy entered into a treasury lock agreement with Merrill Lynch on 2/13 for a notional $200MM on the 30 year benchmark treasury. The lock rate was 5.567%.

j.       The amount of the market-to-book ratio of the Common Stock:

         Progress Energy Common Stock Data as of March 31, 2001:
         (in billions)

         Total Common Stock                  $    5,446.

         Market-to-book                            1.63

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

         None.

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

         None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

         Carolina Power & Light Company              April 17, 2001
         Florida Power Corporation                   May 1, 2001
         Progress Capital Holdings, Inc.             May 1, 2001

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:


Progress Energy, Inc
BALANCE SHEETS
(In thousands)                                                                March 31,             December 31,
Assets                                                                          2001                    2000
---------------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                    $        18,205,786     $          18,124,036
  Gas utility plant in service                                                     382,936                   378,464
  Accumulated depreciation                                                      (9,551,807)               (9,350,235)
---------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                            9,036,915                 9,152,265
  Held for future use                                                               16,302                    16,302
  Construction work in progress                                                  1,186,617                 1,043,439
  Nuclear fuel, net of amortization                                                257,574                   224,692
---------------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                10,497,408                10,436,698
---------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                         53,573                   101,296
  Accounts receivable                                                              931,840                   925,911
  Inventory                                                                        519,914                   420,985
  Deferred fuel cost                                                               190,013                   217,806
  Prepayments                                                                       16,594                    50,040
  Assets held for sale, net                                                        782,763                   747,745
  Other current assets                                                             183,598                   192,347
---------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                     2,678,295                 2,656,130
---------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                                    213,639                   208,997
  Deferred purchased power contract termination costs                              158,518                   226,656
  Harris Plant deferred costs                                                       41,850                    44,813
  Unamortized debt expense                                                          38,971                    38,771
  Nuclear decommissioning trust funds                                              813,072                   811,998
  Diversified business property, net                                               747,173                   729,662
  Miscellaneous other property and investments                                     602,163                   510,935
  Goodwill, net                                                                  3,605,862                 3,652,429
  Other assets and deferred debits                                                 655,101                   773,923
---------------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                   6,876,349                 6,998,184
---------------------------------------------------------------------------------------------------------------------
           Total Assets                                                $        20,052,052     $          20,091,012
=====================================================================================================================

Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------------------
Capitalization
---------------------------------------------------------------------------------------------------------------------
  Common stock equity                                                  $                       $
                                                                                 5,446,342                 5,424,201
  Preferred stock of subsidiaries-not subject to mandatory redemption               92,831                    92,831
  Long-term debt, net                                                            9,201,322                 5,890,099
---------------------------------------------------------------------------------------------------------------------
        Total Capitalization                                                    14,740,495                11,407,131
---------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                202,000                   184,037
  Accounts payable                                                                 696,901                   828,568
  Taxes accrued                                                                     23,535                       932
  Interest accrued                                                                 120,276                   121,433
  Dividends declared                                                               107,825                   107,645
  Short-term obligations                                                           868,315                 3,972,674
  Other current liabilities                                                        453,191                   447,370
---------------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                                2,472,043                 5,662,659
---------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                              1,698,037                 1,807,192
  Accumulated deferred investment tax credits                                      242,301                   261,255
  Other liabilities and deferred credits
Total Capitalization and Liabilities                                               899,176                   952,775
---------------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                             2,839,514                 3,021,222
---------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 9)
---------------------------------------------------------------------------------------------------------------------
          Total Capitalization and Liabilities                         $        20,052,052     $          20,091,012
---------------------------------------------------------------------------------------------------------------------

SCHEDULES OF COMMON STOCK EQUITY
(In thousands except share data)
  Common stock (without par value, authorized 500,000,000, issued
  and outstanding                                                      $         3,610,146     $         3,608,902
               206,082,949 and 206,089,047 shares, respectively)
  Unearned ESOP common stock                                                      (119,759)               (127,211)
  Accumulated other comprehensive loss                                             (34,991)                      -
  Retained earnings                                                              1,990,946               1,942,510
---------------------------------------------------------------------------------------------------------------------
         Total Common Stock Equity                                     $         5,446,342     $         5,424,201
=====================================================================================================================

Carolina Power & Light Company
CONSOLIDATED BALANCE SHEETS
(In thousands)                                                                  March 31,       December 31,
Assets                                                                             2001              2000
--------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                         $     11,198,432   $   11,125,901
  Accumulated depreciation                                                        (5,629,129)      (5,505,731)
--------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                              5,569,303        5,620,170
  Held for future use                                                                  7,105            7,105
  Construction work in progress                                                      905,690          815,246
  Nuclear fuel, net of amortization                                                  187,366          184,813
--------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                   6,669,464        6,627,334
--------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           14,806           30,070
  Accounts receivable                                                                391,634          466,774
  Receivables from affiliated companies                                              352,715          362,834
  Taxes receivable                                                                         -           15,412
  Inventory                                                                          271,112          233,369
  Deferred fuel cost                                                                 123,691          119,853
  Prepayments                                                                         18,618           24,284
  Other current assets                                                                75,191           75,451
--------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                       1,247,767        1,328,047
--------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                                      215,214          210,571
  Harris Plant deferred costs                                                         41,850           44,813
  Unamortized debt expense                                                            15,445           15,716
  Nuclear decommissioning trust funds                                                414,193          411,279
  Diversified business property, net                                                 105,342          102,294
  Miscellaneous other property and investments                                       358,626          395,995
  Other assets and deferred debits                                                   119,723          124,339
--------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                     1,270,393        1,305,007
--------------------------------------------------------------------------------------------------------------
           Total Assets                                                     $      9,187,624   $    9,260,388
--------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
--------------------------------------------------------------------------------------------------------------
Capitalization
--------------------------------------------------------------------------------------------------------------
  Common stock                                                              $      1,639,720   $    1,625,894
  Retained earnings                                                                1,257,282        1,226,144
  Accumulated other comprehensive loss                                                (4,561)               -
  Preferred stock - not subject to mandatory redemption                               59,334           59,334
  Long-term debt, net                                                              3,804,305        3,619,984
--------------------------------------------------------------------------------------------------------------
        Total Capitalization                                                       6,756,080        6,531,356
--------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable                                                                   194,614          281,026
  Payables to affiliated companies                                                    15,617          275,976
  Taxes accrued                                                                       91,901                -
  Interest accrued                                                                    47,772           56,259
  Dividends declared                                                                   1,482            1,482
  Other current liabilities                                                          178,813          146,191
--------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                                    530,199          760,934
--------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                1,432,723        1,491,660
  Accumulated deferred investment tax credits                                        180,245          197,207
  Other liabilities and deferred credits                                             288,377          279,231
--------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                               1,901,345        1,968,098
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 6)
--------------------------------------------------------------------------------------------------------------
         Total Capitalization and Liabilities                               $      9,187,624   $    9,260,388
--------------------------------------------------------------------------------------------------------------

NORTH CAROLINA NATURAL GAS CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)
                                                                       March 31
Assets                                                                     2001
--------------------------------------------------------------------------------
Utility Plant
        Gas utility plant in service                                    382,936
        Accumulated depreciation                                       (146,118)
-------------------------------------------------------------------------------
              Utility plant in service, net                             236,818
        Construction work in progress                                   123,534
-------------------------------------------------------------------------------
              Total Utility Plant, Net                                  360,352
-------------------------------------------------------------------------------
Current assets
        Cash and cash equivalents                                         1,723
        Accounts receivable                                              52,105
        Recoverable purchased gas costs                                     754
        Inventory                                                        14,697
        Deferred gas costs - unbilled volumes                            17,622
-------------------------------------------------------------------------------
              Total Current Assets                                       86,901
-------------------------------------------------------------------------------
Deferred Debits and Other Assets
        Unamortized debt expense                                          3,756
        Diversified business property, net                                  938
        Miscellaneous other property and investments                      3,890
        Goodwill                                                        226,020
        Other assets and deferred debits                                    893
-------------------------------------------------------------------------------
              Total Deferred Debits and Other Assets                    235,497
-------------------------------------------------------------------------------
                 Total Assets                                           682,750
===============================================================================

Capitalization and Liabilities
-------------------------------------------------------------------------------
Capitalization
        Common stock                                                    367,588
        Retained earnings                                                13,783
-------------------------------------------------------------------------------
              Total Capitalization                                      381,371
-------------------------------------------------------------------------------
Current Liabilities
        Accounts payable                                                 37,700
        Accounts payable to affiliated companies                         48,714
        Notes payable to affiliated companies                           167,838
        Income taxes payable                                              5,552
        Interest Accrued                                                    551
        Other current liabilities                                         5,291
-------------------------------------------------------------------------------
              Total Current Liabilities                                 265,646
-------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
        Accumulated deferred income taxes                                25,217
        Accumulated deferred investment tax credits                       1,839
        Regulatory liability for income taxes, net                        1,575
        Other liabilities and deferred credits                            7,102
-------------------------------------------------------------------------------
              Total Deferred Credits and Other Liabilities               35,733
-------------------------------------------------------------------------------
                 Total Capitalization and Liabilities                   682,750
===============================================================================

     o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:


Capital Structure as of March 31, 2001

                        Progress Energy           CP&L           Florida Power
                       -----------------   -----------------  ------------------

Common stock equity    $  5,446.3  34.4%   $ 2,892.4   42.8%  $ 1,982.0    53.9%

Preferred securities         92.8   0.6%        59.3    0.9%       33.5     0.9%

Long-term debt (1)        8,225.4  52.0%     3,126.4   46.3%    1,279.1    34.8%

Short-term debt (2)       2,046.2  12.9%       677.9   10.0%      382.7    10.4%
                       ---------- -----    ---------  -----   ---------   -----

Total                  $ 15,810.7 100.0%   $ 6,756.0  100.0%  $ 3,677.3   100.0%



                       North Carolina Natural Gas
                       --------------------------

Common stock equity    $  381,371       69.4%
Short-term debt           167,838       30.6%
                       ----------      -----
Total                  $  549,209      100.0%

 (1) Includes current portion of long-term debt
 (2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes

     p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

     Progress Energy Consolidated                  Retained
                                                   --------
     (in thousands)                                Earnings
                                                   --------
     Balance 12/31/00                             1,942,510

     Gross earnings                                 176,588
     Goodwill amortization                          (22,584)
                                            ---------------
     Current earnings                               154,004

     Common dividends                              (109,224)

     ESOP                                             2,881

     Intercompany adjustment                            775

     Balance 3/31/01                              1,990,946

Florida Progress Consolidated                    Retained
                                                 --------
(in thousands)                                   Earnings
                                                 --------
Balance 12/31/00                                  670,679

Gross earnings                                     77,185
Goodwill amortization                                (819)
                                           --------------
Current earnings                                   76,366

Preferred dividends                                  (378)

Dividend of cash to parent                        (54,612)

Balance 3/31/01                                   692,055



CP&L                                             Retained
                                                 --------
(in thousands)                                   Earnings
                                                 --------
Balance 12/31/00                                1,226,144

Current earnings                                  120,873

Dividend of cash to parent                        (69,854)

Preferred dividends                                  (741)

Non cash dividend to affiliate                    (19,140)

Balance 3/31/01                                 1,257,282


NCNG                                             Retained
                                                 --------
(in thousands)                                   Earnings
                                                 --------
Balance 12/31/00                                    9,892

Gross earnings                                      9,000
Goodwill amortization                              (1,476)
                                           --------------
Current earnings                                    7,524

Balance 3/31/01                                    17,416

Florida Power                                    Retained
                                                 --------
(in thousands)                                   Earnings
                                                 --------

Balance 12/31/00                                  889,615

Current earnings                                   71,984

Dividend of cash to parent                        (54,612)

Preferred dividends                                  (378)

Balance 3/31/01                                   906,609

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

At March 31, 2001, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $110 million, or about 5.58% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the quarter ended March 31, 2001 ($1.97 billion).


                                                Very truly yours,

                                                PROGRESS ENERGY, INC.



                                                By:  /s/ Thomas R. Sullivan
                                                     ---------------------------
                                                     Thomas R. Sullivan
                                                     Treasurer